

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 24, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Wennan Li
Chief Executive Officer
Perfectenergy International Limited
No. 479 You Dong Road
Xinzhuang Town, Shanghai 201100
People's Republic of China

> **Re:** **Perfectenergy International Limited**
> **Form 10-K for fiscal year ended October 31, 2010**
> **Filed January 31, 2011**
> **File No. 0-51704**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 12

-Inventories

1.   Please expand your discussion in future filings of this critical accounting estimate to address the following:

   - Explain why management believes inventories are a critical accounting estimate.
   - Explain in greater detail how management estimates the amount of excess or obsolete inventories that you have on-hand at each reporting date. Within your discussion, explain how you determine the market value of your inventory.

In this regard, please refer to your response to a similar comment addressed in a previous correspondence to us dated January 22, 2008.

Contractual Obligations, page 15

2.   We note your disclosures from Note 16 of the financial statements regarding commitments relating to your supply contract with Chengdu. It does not appear that you have included these amounts in the disclosure of contractual obligations. Please explain how exclusion of such amounts complies with Item 303(a)(5) of Regulation S-K. Alternatively, revise future filings as appropriate to include such amounts in the contractual obligations table.

Note 16 – Commitments, page F-24

-Long-term Silicon Supply Agreements, page F-25

3.   We note here and on page 8 that you have entered into a long-term supply agreement with Chengdu Jiayang to purchase silicon wafers in 2010 ($1 million), 2011 ($1.2 million) and 2012 ($1.5 million). We further note that the purchasing price of these silicon wafers will be based on market conditions. With a view toward disclosure, please clarify for us the nature of the commitments under this agreement. For example, clarify whether your commitment is based solely on total dollar value, or if declining prices allow for an adjustment in volume. Also, please explain to us how your evaluation of inventory impairment considered future commitments under your supply agreement.

Mr. Wennan Li
Perfectenergy International Limited
March 24, 2011
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

           Sincerely,

           Kevin L. Vaughn
           Accounting Branch Chief